EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

		Three Months Ended March 31,
(Dollars in thousands)		2004	2003
I.	Earnings:
	Net income before preferred stock dividends	$3,998	$2,782
	Fixed charges excluding preferred stock dividends	—	—

	Earnings before fixed charges	$3,998	$2,782

II.	Fixed charges:
	Preferred stock dividends	$3,563	$2,475

III.	Ratios of earnings to fixed charges	1.12x	1.12x